UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.
717 Texas Avenue, Suite 3100
Houston, Texas 77002
(Address of Principal Business Office)
(713) 493-2020
Telephone Number (including area code)
David J. Shladovsky, Esq.
KA Fund Advisors, LLC
1800 Avenue of the Stars, Second Floor
Los Angeles, California 90067
(Name and Address of Agent for Service)
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of Form N-8A:

Yes ☑	No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Houston and the state of Texas on the 2nd day of September, 2010.

KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.
By:	/s/ Kevin S. McCarthy
Kevin S. McCarthy
Chief Executive Officer and President

Attest:	/s/ Terry A. Hart Terry A. Hart Chief Financial Officer and Treasurer